SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)1

	STEELCASE INC.
(Name of Issuer)

	Class A Common Stock
(Title of Class of Securities)

	858155203
(CUSIP Number)

	March 14, 2003
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

???????? 	? Rule 13d-1(b)
                                 X	? Rule 13d-1(c)
	? Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.









Page 1 of 4 pages


CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 4 Pages

(1)	Names of Reporting Persons
	I.R.S. Identification No. of Above Persons (Entities Only)

	MARY I. PEW INTANGIBLES TRUST


(2)	Check the Appropriate Box if a Member of a Group*
	(a)	[	]
	(b)	[	]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

	MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power		0 shares

(6)	Shared Voting Power		0 shares

(7)	Sole Dispositive Power		0 shares

(8)	Shared Dispositive Power		0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
						0 shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[
]

(11)	Percent of Class Represented by Amount in Row 9
						0 %

(12)	Type of Reporting Person*
						OO



CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 4 Pages

Item 1(a).	Name of Issuer:

		Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		901 44th  Street
		Grand Rapids, Michigan  49508

Item 2(a).	Name of Person Filing:

		Fifth Third Bank as Trustee of the Mary I. Pew Intangibles Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

		111 Lyon Street, N.W.
		Grand Rapids, Michigan 49503

Item 2(c).	Citizenship:

		Michigan

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		858155-20-3

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-
2(b) or (c), check whether the
person filing is a:

		(a)	?	Broker or dealer registered under Section 15 of the Act;

		(b)	?	Bank as defined in Section 3(a)(6) of the Act;

		(c)	?	Insurance company as defined in Section 3(a)(19) of the
Act;

		(d)	?	Investment company registered under Section 8 of the
Investment Company Act;

		(e)	?	Investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);

		(f)	?	Employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);

		(g)	?	Parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);

		(h)	?	Savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act;

		(i)	?	Church plan that is excluded from the definition of an
investment company under
Section 3(c)(14) of the Investment Company Act;

		(j)	?	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




Securities and  Exchange Commission
Schedule 13G
Page 4 of 4 pages

Item 4.		Ownership.

		(a)	Amount Beneficially Owned:	0 shares

		(b)	Percent of Class:				0 %

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or to direct the vote		0shares

			(ii)	Shared power to vote or to direct the vote 		0
shares

			(iii)	Sole power to dispose or to direct the disposition of
	0 shares

			(iv)	Shared power to dispose or to direct the disposition of
		0 shares

Item 5.		Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has
		ceased to be the beneficial owner of more than five percent of the class of securities, check the
		following [X ].

Item 6.		Ownership of More than Five Percent on Behalf of Another
Person.

Not Applicable

Item 7.		Identification and Classification of the Subsidiary Which
		Acquired the Security Being Reported on by the Parent
		Holding Company.

Not Applicable

Item 8.		Identification and Classification of Members of the Group.

		Not Applicable

Item 9.		Notice of Dissolution of Group.

		Not Applicable

Item 10.		Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





		March 14, 2003					Fifth Third Bank as
Trustee of the
									Mary I. Pew Intangibles
Trust

									By:	/s/ STEVEN R. HAWKS
									Steven R. Hawks
									Senior Vice President
									Fifth Third Bank
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